[MEDIZONE LETTERHEAD]

July 21, 2009

Mr. John Reynolds

Mr. David Walz

Mr. Jay Williamson

Mr. Jim Lopez

Mail Stop 3561

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Via EDGAR

RE:

Medizone International, Inc. (SEC File No. 002-93277D)

Form 10-K filed March 24, 2009

Dear Sirs:

This letter responds to the letter of the Commission staff (the “Staff”) dated July 10, 2009 (the “Comment Letter”), with regard to the above-referenced report (the “10-K”) filed by Medizone International, Inc. (the “Company” or “Medizone”), SEC File No. 002-93277D, and contains the Company’s responses to the Staff’s comments. For your convenience, the comments of the Staff from the Comment Letter have been restated and are followed by the Company’s responses.

Form 10-K for the year ended December 31, 2008

Cover Page

1.

We note that you indicate you are not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.  We also note the Form S-8 filed September 19, 2008.  Please refer to No. 126-01 of the Compliance and Disclosure Interpretations, Securities Act Forms.  Please explain.  The C&DI is available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. We may have further comment.

Response

The Company believes it is required to file reports under Section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”).  Medizone was formerly known as Madison Funding, Inc. and went public in 1984 by filing a registration statement on Form S-18 under the Securities Act of 1933.  When that registration statement was declared effective, Medizone was required to file periodic reports under the Exchange Act (under Section 15), which provides as follows:

Each issuer which has filed a registration statement containing an undertaking which is or becomes operative under this subsection as in effect prior to August 20, 1964, and each issuer which shall after such date file a registration statement which has become effective pursuant to the Securities Act of 1933, as amended, shall file with the Commission, in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, such supplementary and periodic information, documents, and reports as may be required pursuant to section 13 in respect of a security registered pursuant to section 12. The duty to file under this subsection shall be automatically suspended if and so long as any issue of securities of such issuer is registered pursuant to section 12. The duty to file under this subsection shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than three hundred persons.

The Company has not registered any class of its securities under Section 12.  Moreover, the Company has had and continues to have more than 300 shareholders of record (currently more than 2,800) and believes that it is therefore not excused from filing reports under the Securities Exchange Act of 1934.

The Company also notes that the double negative in the statement on Form 10-K requesting that the issuer “Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [  ] Yes  [  ] No” suggests that by checking “no” as the company did on its report would indicate that the company is required to file reports (in essence, “yes” box checked suggests that “yes, the company is not required to file…..”; “no” box checked suggests “no, the company is required to file….”such reports).  The form would be more clear if the Yes and No options were removed and a single box were left for registrants who are not required to file to indicate the same by checking the single box.  If the box were not checked that would indicate the registrant is required to file.

Because the Company is required to file Exchange Act reports it is also eligible to use Form S-8, as the opinion of counsel filed with the registration statement indicates.

Part I

2.

We note the statement on page three that you are developing an “ozone-based technology” for sterilization of hospitals.  It is unclear how this technology differs from the ozone and oxygen mixture, described on pages four and five, for which you have suspended seeking FDA approval due in part to the expenses involved.  In future filings, please revise to clarify.

Response

The ozone and oxygen mixture (referred to as the “Drug” in the Company’s filings) was intended for treatment of wounds and disease in human and animal subjects.  The new technology of the Company targets the cleaning and sterilization of treatment areas rather than patients. This area is not regulated by the FDA. In future filings, the Company will revise the narrative in this section to clarify and distinguish the previous and current focus of its technology.

Part II

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 9

3.

Please provide the disclosure contemplated by Item 701 of Regulation S-K for sales of unregistered securities, including your December 2008 $100,000 share issuance.

Response

In the Company’s next filing on Form 10-Q for the quarter ended June 30, 2009, the Company will include the following disclosure for the December sale of shares.

Year Ended December 31, 2008

During the three months ended December 31, 2008, the Company issued 1,000,000 shares of common stock in a private transaction to an outside consultant, valued at $30,000 or $0.03 per share, the market value of the shares on the date that the shares were approved to be issued.  Of the $30,000 consulting expense, $10,000 was recognized for the period ended December 31, 2008, with the remaining $20,000 recorded as deferred consulting fees, to be recognized monthly over the remaining term of the agreement.

The Company also issued 3,333,333 shares of common stock in a private placement transaction to one accredited investor, for cash proceeds received during December 2008 totaling $100,000, or $0.03 per share.  There were no underwriters involved. The proceeds were used for general operating expenditures and research and development expense.

Years Ended December 31, 2006 and 2007

No shares of common stock were issued during the years ended December 31, 2006 or 2007, due to a credit freeze by the Company’s stock transfer agent.  However, during 2006 on various dates the Company received a total of $110,100 from a director of the Company towards the purchase of 5,463,333 shares of common stock at a price of $0.02015 per share.  The purchase price exceeded the market price of the Company’s shares at the time the transactions were approved by the board of directors.  The shares underlying these deposits were eventually issued in May 2008 when the credit freeze was removed.  The Company has not repurchased any of its equity securities. The proceeds were used for general administrative purposes.

The issuances of shares described above were made without registration under the Securities Act of 1933 (the “Securities Act”) as amended, in reliance upon exemptions from registration, including, without limitation, section 4(2) of the Securities Act for private and limited offers and sales of securities made to accredited investors, and the exemptions provided under Regulation D and Rule 506 under the Securities Act for private and limited offers and sales of securities made to accredited investors.

Compliance with Section 16(a) of the Exchange Act, page 15

4.

We note your disclosure on page 15 that various Form 5s were expected to be filed in April “once the necessary filing codes are obtained.” It does not appear that these filings, which relate to shares held by officers and directors, have been made.  Please advise us of the status of these filings.

Response

The Company is working to get the necessary information from the directors.  We anticipate that most of these reports will be filed as soon as possible and in any event by the end of August.

Consolidated Balance Sheet, page F-2

5.

In future filings, please revise your financial statements to include an audited balance sheet as of the end of the two most recent fiscal years.  See Article 8-02 of Regulation S-X.

Response

In future filings, the Company will revise its financial statements to include an audited balance sheet as of the end of the two most recent fiscal years.

Form 10-Q for the three months ended March 31, 2009

6.

Please provide the disclosure contemplated by Item 701 of Regulation S-K for the $200,000 share issuance referenced on page 14.

Response

In its report on Form 10-Q for the period ended June 30, 2009, the Company will include the disclosure contemplated by Item 701 of Regulation S-K for the $200,000 share issuance referenced on page 14 as follows:

Quarter Ended March 31, 2009

In February and March, 2009, the Company issued an aggregate of 6,666,668 shares of common stock for cash proceeds totaling $200,000, or $0.03 per share.  The shares were issued in private transactions to two accredited investors not otherwise affiliated with the Company.  There were no underwriters involved.  The funds were used for general operating expenses and to pay for the development of the AsepticSure hospital sterilization system.

These issuances of shares were made without registration under the Securities Act of 1933, as amended, (the “Securities Act”) in reliance upon exemptions from registration, including, without limitation, the exemption provided under Section 4(2) of the Securities Act for private and limited offers and sales of securities made to accredited investors, and the exemptions provided under Regulation D and Rule 506 under the Securities Act for private and limited offers and sales of securities made to accredited investors.

The Company acknowledges in connection with the Company’s response herein and to the filings made as part of such response that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 868-0300 if you have any further questions or need further clarification.

Thank you.

Sincerely,

Medizone International, Inc.

Edwin G. Marshall

Chief Executive Officer